02 SEP 10 AM 10:50

**BRAMBLES**

**BRAMBLES INDUSTRIES PLC**
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
ww.brambles.com

4 September 2002

02049927

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

**Re: Brambles Industries plc**
**Rule 12g3-2(b) Exemption (File No. 82-5205)**

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 9/11

**BRAMBLES**

## Amendment to 2001/02 Final Results Presentation Slides

Following the announcement of Brambles 2001/02 Final Results on 28 August, 2002, an Analysts' Briefing was held in London. Copies of the slides presented, together with copies of slides presented at an Analysts' Briefing in Sydney were subsequently placed on the Brambles web site later that day.

*Brambles wishes to advise of amendments to* slide 49 of the UK presentation and slide 47 of the Australian presentation in respect of Operating Cash Flow by Business for the 2001/02 Final Results.

The correct analysis for this allocation is:

UK

| £'m | CHEP | Cleanaway | Recall | Industrial Services | Regional Businesses |
|---|---|---|---|---|---|
| Cash Flow from Trading [1] | 435 | 153 | 35 | 60 | 35 |
| Capex | (383) | (87) | (22) | (33) | (11) |
| Operating Cash Flow | 52 | 66 | 13 | 27 | 24 |

Australia

| A$'m | CHEP | Cleanaway | Recall | Industrial Services | Regional Businesses |
|---|---|---|---|---|---|
| Cash Flow from Trading [1] | 1,204 | 422 | 98 | 166 | 98 |
| Capex | (1,062) | (240) | (62) | (90) | (30) |
| Operating Cash Flow | 142 | 182 | 36 | 76 | 68 |

[1] Cash Flow from Trading is made up of EBITDA, working capital movements (incl provision movements) and proceeds on sale of plant and equipment.

The *changes are in the business allocations only and do not affect the financial statements* or the total Group cash flow amounts in either the London or Australian Stock Exchange releases for the final results.

The updated slides have been inserted into the presentation slides on the Brambles web site.

4 September 2002


For further information, contact:

**London**

Media: Richard Mountain, Financial Dynamics +44 (0) 20 7831 3113
Investor and Other: Sue Scholes, Head of Investor Relations +44 (0) 20 7659 6012

**Sydney**

All Enquiries: Ron Burke +61 (0) 2 9256 5255
Group General Manager, Corporate Affairs
Edna Carew +61 (0) 2 9256 5204
Group Manager Communications